FORM 12b-25	SEC FILE NUMBER: 333-131017

NOTIFICATION OF LATE FILING	CUSIP NUMBER: 16946G 10 7

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended:	June 30, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

CHINA INTELLIGENCE INFORMATION SYSTEMS INC.
Full Name of Registrant

CHINA VOIP & DIGITAL TELECOM INC.
Former Name if Applicable:

11th Floor Tower B1, Yike Industrial Base, Shunhua Rd,
High-tech Industrial Development Zone, Jinan, China 250101
(Address of Principal Executive Office)

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach extra sheets if needed):

CHINA INTELLIGENCE INFORMATION SYSTEMS INC.(the “Company”) could not file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the fiscal quarter ended June 30, 2011 within the prescribed period without unreasonable effort and expense because during the fiscal quarter ended March 31, 2011, the Company’s management devoted considerable time and resources to the preparation of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,2011 and Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2010.  Management’s efforts related to the preparation of these filings have required a significant amount of management time and other Company resources that normally would be devoted to the preparation of the Form 10-Q and related matters during this period of time.  For the reasons stated above, the Company’s unaudited condensed consolidated financial statements for the fiscal quarter ended June 30, 2011 remain subject to review and further analysis at this time.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person in regard to this notification

Steven W. Schuster, Esq.	(212)	448-1100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer no, identify report(s).              ☒       Yes    ☐       No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?              ☒      Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  See Exhibit A.

CHINA INTELLIGENCE INFORMATION SYSTEMS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2011

/s/ Li Kunwu
Name: Li Kunwu
Title: Chief Executive Officer

EXHIBIT A

The Company anticipates that its Form 10-Q for the quarter ended June 30, 2011 will contain results of operations that reflect a significant change of increase from the first half year of 2010 due to improved macroeconomic environment compared to the same periods in 2010, also resulting in strong demand for virtualization solutions across all geographies. In the second quarter and first half of 2011, we expect an increase in operation profit due to the significant increase volume of our CLAs (Corporation License Agreements) as compared with the second quarter and first half of 2010. The Company cannot reasonably estimate results of operations to be reported in the Form 10-Q until it finalizes its accounting for the quarter.